

April 22, 2014

Via E-mail
Ms. Mary Flipse
Senior Vice President and General Counsel
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re:** **Healthways, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12**
> **Filed April 14, 2014**
> **File No. 000-19364**

Dear Ms. Flipse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note your disclosure on page 6 that certain of your employees may solicit proxies. Please describe the class or classes of employees that have been or are to be employed to solicit security holders and the manner and nature of their employment for such purpose. See Item 4(b)(2) of Schedule 14A.

2.   You disclose on page 6 that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first

use. See Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

3.   If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which websites you will use.

4.   Please disclose the total expenditures to date since you already know that information.

Background to Potential Contested Solicitation, page 16

5.   Please clarify whether any material matters were discussed among the parties on September 12, 2013.

6.   We note your disclosure on page 17 that on December 20, 2013, "Mr. Ballantine had a telephone conversation with Mr. Laughlin in which Mr. Laughlin reiterated his views about the Company's management and business strategy and expressed his intent to nominate a slate of directors for election at the 2015 Annual Meeting of Stockholders." Please confirm the accuracy of the reference to the 2015 annual meeting of stockholders. In addition, with a view to clarifying disclosure, please advise us of the context in which Mr. Laughlin's intent was expressed.

Class II Directors, page 19

7.   Please provide a full five-year employment history for each director in accordance with Item 401(e)(1) of Regulation S-K. For example only, it is not clear what Mr. Ballantine's principal occupation and employment was prior to becoming Chairman of the Board in May 2011. Please also clarify each director's present occupation. See Item 5(b)(1)(ii) of Schedule 14A.

Proposal No. 2 - Advisory Vote to Approve Executive Compensation, page 73

8.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Form of Proxy Card

9.   Please mark the form of proxy as preliminary, as required by Rule 14a-6(e)(1).

Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12

10.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for

opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide us support for the following statements or assertions:

- "We believe their short-sighted and ill-conceived agenda would derail Healthways' strong momentum and destroy stockholder value."

- ". . . North Tide rejected our offer out-of-hand."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
        Scott W. Bell
        Bass Berry & Sims PLC